

16013924

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Montecito Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2015 State Street, Suite B
(No. and Street)

Santa Barbara	California	93105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elie Genadry (805) 682-1484
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606,	Tarzana	California	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elie Genadry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montecito Advisors, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Elie Genadry
Signature

Chairman of the Board
Title

Notary Public

please see attached for notary 1.12.16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Barbara

Subscribed and sworn to (or affirmed) before me on this 12 day of Jan, 2016, by
Date *Month* *Year*
(1) Elie Genadry
(and (2) ______________________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



SAIMA BARI
Commission # 2081931
Notary Public - California
Santa Barbara County
My Comm. Expires Oct 15, 2018

Signature ______________________
Signature of Notary Public

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Annual Audited report **Document Date:** ________
Number of Pages: _____ **Signer(s) Other Than Named Above:** ________________

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Montecito Advisors, Inc.
Santa Barbara, California

I have audited the accompanying consolidated statement of financial condition of Montecito Advisors, Inc. as of December 31, 2015 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Montecito Advisors, Inc.'s management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Montecito Advisors, Inc. as of December 31, 2015 and the results of its operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information for the year ended December 31, 2015 (Schedule I, Statement of Net Capital Under Rule 15c3-1, Schedule II, Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption)) has been subjected to audit procedures performed in conjunction with the audit of Montecito Advisors, Inc.'s financial statements. The supplemental information is the responsibility of Montecito Advisors, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including the form and content is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2016

MONTECITO ADVISORS, INC.

Statement of Financial Condition
December 31, 2015

ASSETS

Cash and cash equivalents	$	456
Receivables		145,478
Property and equipment net of accumulated depreciation of $ 68,004		-
Other assets		110,007
Total assets	$	255,941

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	97,628
Due to clearing		25,224
Total liabilities		122,852
STOCKHOLDERS' EQUITY		
Common stock, $1 par value; 1,000,000 shares and 10,000 shares authorized respectively; 100 and 80 shares issued and outstanding, respectively		100
Additional paid-in-capital		1,257,900
Retained deficit		(1,124,911)
Total shareholders' equity		133,089
Total liabilities and stockholders' equity	$	255,941

The accompanying notes are an integral part of these financial statements

MONTECITO ADVISORS, INC.

Statement of Income
For the year ended December 31, 2015

REVENUES:	
Commissions	$ 625,367
Options	21,676
Ticket charges	1,839,416
Loss on securities	(14,745)
Total income	2,471,714
EXPENSES:	
Correspondent broker clearing charges	1,065,317
Travel and entertainment	19,002
Employee compensation and benefits	916,274
Professional fees	141,748
Occupancy	83,314
Office expense	27,349
Insurance	49,334
Other expenses	335,901
Total expenses	2,638,239
NET LOSS BEFORE INCOME TAXES	(166,525)
INCOME TAX PROVISION (Note 4)	
Income tax expense	800
NET LOSS	$ (167,325)

The accompanying notes are an integral part of these financial statements

MONTECITO ADVISORS, INC.

Statement of Changes in Stockholders' Equity
For the year ended December 31, 2015

	Common Stock	Paid-In Capital	Retained Deficit	Stockholders' Equity
Beginning balance January 1, 2015	$ 100	$ 1,127,900	$ (957,585)	$ 170,415
Capital contributed		130,000		130,000
Net loss			(167,326)	(167,326)
Ending balance December 31, 2015	$ 100	$ 1,257,900	$ (1,124,911)	133,089

The accompanying notes are an integral part of these financial statements

MONTECITO ADVISORS, INC.

Statement of Cash Flows
For the year ended December 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (167,326)
Adjustments to reconcile net loss to net cash used in operating activities:	
(Increase) decrease in:	
Receivables	(22,248)
Other assets	(4,251)
Increase (decrease) in:	
Accounts payable and accrued expenses	62,686
Due to clearing	(24,927)
Subordinated borrowings	-
Total adjustments	11,260
Net cash used in operating activities	(156,066)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital contributions	130,000
Net cash provided by financing activities	130,000
Decrease in cash	(26,066)
Cash-beginning of period	26,522
Cash-end of period	$ 456

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$ 4,703
Income taxes	$ 1,188

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of the Company

Montecito Advisors, Inc. (the Company) (a California "S" Corporation) is a fully disclosed brokerage company located in Santa Barbara, California. Originally approved April 10, 2000 to provide mutual fund trading and variable life services to various Investors, the Company added to its product line May 4, 2001, equities, debt, municipal securities, and private placements. On March 9, 2003, the Company received approval to provide government securities. On June 5, 2003, the Company added investment advisory services and on October 22, 2004, the Company received approval from the National Association of Securities Dealers (NASD) to expand its business operations to include investment advisory services and option trading. On July 14, 2005, the Company received approval to conduct "non-exchange" member transactions. On March 9, 2003, the Company entered into client referral agreements (revenue sharing agreements) with broker-dealers. The Company has recently received a California Insurance License which requires the Company to conduct insurance sales doing business as Montecito Insurance Services. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, (FINRA), and the New York Stock Exchange (NYSE).

Basis of Accounting

The accompanying financial statements of the Company have been prepared on an accrual basis; therefore, revenues are recognized when earned, and expenses are recognized when incurred.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash in a checking account, cash in a mutual fund checking account, and cash held by an investment custodian.

Furniture and Equipment

Furniture and equipment with an expected life of greater than one year and a cost exceeding $500 are recorded at cost. Depreciation is computed using accelerated methods over the estimated useful lives of five to seven years.

Financial Instruments

Financial instruments are carried at cost which approximates fair value.

Investments

Investments are carried at fair market value.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

GENERAL

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Fair Value Measurement on a Recurring Basis
As of December 31, 2015

Assets	Level 1	Level 2	Level 3	Total
-	-	-	-	-

The company is subject to taxation in the U.S. and State of California. The company does not foresee material changes to its gross uncertain income tax position liability within the next twelve months. The company is no longer subject to IRS or state examination prior to 2012.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant estimates used in preparing these financial statements include depreciation, fair market value of investments, and the collectability of accounts receivable. It is at least reasonably possible that the significant estimates used will change within the next year.

Agency Transactions
On occasion, the Company receives funds for private placements and maintains the funds in a separate escrow account until the offering is closed. The Company records an offsetting liability payable to the entity contracting the Company to act as agent. The Company did not enter into any such transactions in the current year.

Income Taxes

The Company has elected "S" Corporation status for Federal, California and West Virginia income tax purposes. Therefore, under federal law, the Company does not pay Income tax. The income is passed through on a pro-rata basis to the shareholders who report the income on their individual returns. California, New York, and West Virginia recognize "S" corporations as a pass-through entity; however, each imposes a tax at the corporate level. California imposes a minimum of $800 or a 1.5% tax on income at the corporate level. New York imposes a fixed dollar minimum tax based upon New York gross receipts. West Virginia imposes a minimum franchise tax of $50 or a 7% tax on capital.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2015.

Note 2: INCOME TAXES

The provision for taxes is computed based on the book income and the applicable tax laws, taking into account permanent and temporary differences and adjustments as appropriate.

Note 3: COMMITMENTS

Office Lease

The Company leases office space in Santa Barbara, California, New York, and West Virginia on a month-to-month basis.

Note 4: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC) Rule 15c3-1, which requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $121,884 of which $21,884 was in excess of its required minimum net capital. The Company's aggregate indebtedness $122,852 to net capital was 1.01 at December 31, 2015, which is less than the 15:1 limit.

Note 5: CONCENTRATIONS OF RISKS

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Notes 6: SUBSEQUENT EVENTS

The company has evaluated all material subsequent events from the consolidated balance sheet date through the date at which the financial statements were available to be issued, and determined that there are no other items to disclose.

MONTECITO ADVISORS, INC.
Statement of Net Capital
Schedule I
For the year ended December 31, 2015

	Focus 12/31/15	Audit 12/31/15	Change
Stockholders' equity, December 31, 2015	$ 133,089	$ 133,089	$ -
Subtract - Non allowable assets:			
Accounts receivable	1,857	1,857	-
Other assets	9,339	9,339	-
Tentative net capital	121,893	121,893	-
Haircuts	9	9	-
NET CAPITAL	121,884	121,884	-
Minimum net capital	100,000	100,000	-
Excess net capital	$ 21,884	$ 21,884	-
Aggregate indebtedness	122,852	122,852	-
Ratio of aggregate indebtedness to net capital	1.01	1.01	

There were no noted differences between the audit and focus filed at December 31, 2015.

MONTECITO ADVISORS, INC.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2015

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2015

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22*******3247******************MIXED AADC 220
052471 FINRA DEC
MONTECITO ADVISORS INC
2015B STATE ST
SANTA BARBARA CA 93105-3553

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Elie M. Genadry
805 - 682-1484

2. A. General Assessment (item 2e from page 2) $ 3,809

B. Less payment made with SIPC-6 filed (exclude interest) (2,150)

8/1/15
Date Paid

C. Less prior overpayment applied (4,500)

D. Assessment balance due or (overpayment) (2,841)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ∅

F. Total assessment balance and interest due (or overpayment carried forward) $ (2,841)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ∅

H. Overpayment carried forward $(2,841)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Montecito Advisors Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of February, 2016.

Chairman
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,471,714
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	Ø
(2) Net loss from principal transactions in securities in trading accounts.	14,745
(3) Net loss from principal transactions in commodities in trading accounts.	Ø
(4) Interest and dividend expense deducted in determining item 2a.	Ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	Ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	Ø
(7) Net loss from securities in investment accounts.	Ø
Total additions	Ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	11,314
(2) Revenues from commodity transactions.	Ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	885,614
(4) Reimbursements for postage in connection with proxy solicitation.	Ø
(5) Net gain from securities in investment accounts.	Ø
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	Ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	Ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Rental Income / Other Interest Income (Deductions in excess of $100,000 require documentation)	2,137
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 63,911	
Enter the greater of line (i) or (ii)	63,911
Total deductions	962,976
2d. SIPC Net Operating Revenues	$ 1,523,483
2e. General Assessment @ .0025	$ 3809
	(to page 1, line 2.A.)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members
Montecito Advisors, Inc.
Santa Barbara, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2015, which were agreed to by Montecito Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Montecito Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Montecito Advisors, Inc.'s management is responsible for Montecito Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2016

Assertions Regarding Exemption Provisions

We, as members of management of Montecito Advisors, Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2015 through December 31, 2015.

Montecito Advisors, Inc.

By: 

Elie Genadry - Owner, Chairman
(Name and Title)

February 16, 2016
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Montecito Advisors, Inc.
Santa Barbara, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Montecito Advisors, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Montecito Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2) (ii) (the "exemption provision") and (2) Montecito Advisors, Inc., stated that Montecito Advisors, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Montecito Advisors, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Montecito Advisors, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
February 22, 2016

MONTECITO ADVISORS, INC.

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2015

MONTECITO ADVISORS, INC.

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